Exhibit 99.1

Galmed Pharmaceuticals Announces Publication in “The Journal of Autoimmunity” for
its IND ready, Amilo-5MER, a specific anti-inflammatory compound

● Amilo-5MER suppresses chronic inflammations in broad spectrum of animal models of inflammatory diseases.

● Amilo-5MER has a unique mechanism of action targeting Serum Amyloid A (SAA) associated pathologies, i.e, chronic inflammatory conditions.

TEL AVIV, Israel, Aug. 19, 2021 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver, metabolic and inflammatory diseases announced today the publication in The Journal of Autoimmunity for its IND ready compound, Amilo-5MER entitled: “MTADV 5-MER peptide suppresses chronic inflammations as well as autoimmune pathologies and unveils a new potential target-Serum Amyloid A.”

Amilo-5MER, is a five amino acid in a specific sequence that was originally isolated from synovial fluid of rheumatoid arthritis (RA) patients. This human peptide displays an efficient anti-inflammatory effect to ameliorate pathology and clinical symptoms in mouse models of RA, inflammatory bowel disease (IBD) and multiple sclerosis (MS). The presumed MoA by which Amilo-5MER affects chronic inflammation is binding to SAA and preventing its ability to activate immune cells for pro inflammatory cytokine secretion.

Studies have demonstrated that Amilo-5MER significantly inhibits the release of pro-inflammatory cytokines IL-6 and IL-1β from SAA activated human fibroblasts, THP-1 monocytes and peripheral blood mononuclear cells. Amilo-5MER suppresses the pro-inflammatory IL-6 release from SAA-activated cells, but not from non-activated cells providing selective anti inflammatory properties.

Prof. David Naor, a winner of 2021 Kaye Prize for scientific innovation and affiliated with the Lautenberg Center of Immunology and Cancer Research, Faculty of Medicine, Hebrew University of Jerusalem, Israel and the inventor of Amilo-5MER commented “Serum Amyloid A (SAA) initiates and activates the cascade of events leading to chronic inflammation by stimulating release of the pro-inflammatory cytokines IL-6,IL-1β and TNFα, generating a “cytokine storm” and subsequently damage to the body tissues. Amilo-5MER, specifically binds to subunits of SAA, thereby neutralizing its pathological structure and consequently its ability to stimulate “cytokine storm”, thus interfering with the inflammatory process. Challenged by the unmet needs of treating inflammatory diseases and preserving the immune surveillance of these patients, Amilo-5MER attenuates inflammation as a specific immune modulator while not interfering with acute immune response”.

Allen Baharaff, Galmed co-founder and CEO commented: “I congratulate Prof. Naor for the publication of his pioneering research work on Amilo-5MER, unveiling its unique mechanism of action. Amilo-5MER demonstrated interference with SAA polymerization and aggregation which is essential for the activity of SAA. Aggregated SAA is the main cause and a bio - marker of chronic inflammation. Amilo-5MER has a unique mode of action up stream to all pro inflammatory cytokine and can potentially be a therapeutic agent in numerous SAA-associated pathologies”

Galmed Pharmaceuticals Ltd.

Galmed Pharmaceuticals Ltd. is a clinical stage drug development biopharmaceutical company for liver, metabolic and inflammatory diseases. Our lead compound, Aramchol™, a backbone drug candidate for the treatment of NASH and fibrosis is currently in a Phase 3 registrational study. We are also developing Amilo-5MER, a 5 amino acid synthetic peptide and recently initiated a first in human study.

Forward-Looking Statements:

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Galmed’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Galmed intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the timing and cost of Galmed’s pivotal Phase 3 ARMOR trial, or the ARMOR Study or any other pre-clinical or clinical trials; completion and receiving favorable results of the ARMOR Study for Aramchol or any other pre-clinical or clinical trial; the impact of the COVID-19 pandemic; regulatory action with respect to Aramchol or any other product candidate by the FDA or the EMA; the commercial launch and future sales of Aramchol or any other future products or product candidates; Galmed’s ability to comply with all applicable post-market regulatory requirements for Aramchol or any other product candidate in the countries in which it seeks to market the product; Galmed’s ability to achieve favorable pricing for Aramchol or any other product candidate; Galmed’s expectations regarding the commercial market for NASH patients or any other indication; third-party payor reimbursement for Aramchol or any other product candidate; Galmed’s estimates regarding anticipated capital requirements and Galmed’s needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; the development and approval of the use of Aramchol or any other product candidate for additional indications or in combination therapy; and Galmed’s expectations regarding licensing, acquisitions and strategic operations. More detailed information about the risks and uncertainties affecting Galmed is contained under the heading “Risk Factors” included in Galmed’s most recent Annual Report on Form 20-F filed with the SEC on March 18, 2021, and in other filings that Galmed has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Galmed’s current views with respect to future events, and Galmed does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Guy Nehemya, Chief Operating Officer, Galmed Pharmaceuticals Ltd.,
investor.relations@galmedpharma.com, +972-3-693-8448